NewAlliance Bancshares

Preserving and Creating Shareholder Value in Turbulent Times

December 2007

Discussion Topics

- Company Profile and Business Focus
- 2007 Financial Performance
- Capital Strength
- Balance Sheet Management
- Summary

Building Our Franchise "Update"

NewAlliance is a regional community bank with a significant Southern New England presence:

- **Approximately $8.2 billion in assets and $4.3 billion in deposits;**
- **88 branches in Connecticut and Massachusetts;**
- **3rd largest bank headquartered in Connecticut; 4th largest in New England;**
- **Dominant market share in its core markets;**
- **Balance sheet growth driven by strong sales culture and acquisitions;**
- **Strong capital provides variety of options including further acquisitions and de novo growth, as well as security in challenging times.**

Strategically Aligned Along I-95, I-91 and I-84



MASSACHUSETTS
Worcester
MA
Westfield
Springfield
West Springfield
Agawam
Enfield
Kingston
Simsbury
Vernon
Hyde Park
Torrington
Windsor
South Windsor
Manchester
NEW YORK
Hartford
East Hartford
Farmington
West Hartford
Poughkeepsie
New Britain
Wethersfield
Watertown
CONNECTICUT
RI
R.I.
Waterbury
Middletown
Newburgh
Norwich
Naugatuck
Meriden
CT
Wallingford
North Haven
Danbury
New London
Hamden
Shelton
New Haven
Peekskill
Trumbull
West Haven
Milford
Block Island Sound
Ossining
New City
Fairfield
Bridgeport
Spring Valley
Norwalk
Gardiners Bay
Greenwich
Long Island Sound
NEW JERSEY
Stamford
Napeague Bay
Port Chester
Yonkers
Paterson
NY
Teaneck
New Rochelle
East Northport
Atlantic Ocean
© 2001 Microsoft Corp. All rights reserved.

NewAlliance Bancshares

Overall Business Priorities

Key Business Priorities

PRIORITY	Optimize profitability vs. balance sheet growth
PRIORITY	Maintain vigilant risk management focus
PRIORITY	Accelerate non-interest income generation
PRIORITY	Manage expenses prudently

Challenges

Priority		Tactics
Optimize profitability vs. balance sheet growth	→	Rationalize deposit pricing Focus on core deposit retention Capitalize on loan pricing opportunities De-emphasize loan purchase program

Challenges (continued)

Priority		Tactics
Maintain vigilant risk management focus	→	Maintain strong underwriting standards Maintain balanced interest rate risk position Stress test portfolio for credit and interest rate risk regularly Maintain high quality securities portfolio

Challenges (continued)

Priority		Tactics
Accelerate non-interest income generation	→	Continue growth of Wealth Management fee income Sustain increases in deposit fee income

Challenges (continued)

Priority		Tactics
Manage expenses prudently	→	Enforce expense control Focus on process improvements Maintain hiring discipline

2007 Financial Performance

NewAlliance Bank

Capital ideas. Human values.

Highlights of Year-to-Date Performance

- Exceeded 3rd quarter estimates of 11 cents, with 13 cents in EPS (excluding non-recurring charges);
- Loans outstanding grew in every category over a year ago; total loans up 22%, including Westbank acquisition (12%);
- Average checking balances up 9%;
- "Mouthpiece" savings product generated $239 million;
- Asset quality remains strong having avoided the subprime debacle;
- NAL stock price outperformed SNL Thrift Index.

Stock Price Performance



Stock Price (%)
10
0
-10
-20
-30
-40
-50
12/06
2/07
4/07
7/07
9/07
11/07
NAL-US (-21.81%)
SNL Thrift (-34.91%)
Vol. (M)
5.0
4.0
3.0
2.0
1.0
0.0
12/06
2/07
4/07
7/07
9/07
11/07

NewAlliance Bancshares

Capital Strength

NewAlliance Bank

Capital ideas. Human values.

Managing Our Capital

- **Tier 1 leverage capital 11.64%, at 9/30/07;**
- **Repurchased over 4 million shares under current 10 million share Board authorization, as of 11/30/07;**
- **Have paid thirteen consecutive quarterly dividends since IPO on April 1, 2004;**
  - 40% of earnings or more each quarter;
- **Continue to evaluate accretive acquisitions.**

Balance Sheet Management

NewAlliance Bank

Capital ideas. Human values.

Asset Quality

NewAlliance Bank

Capital ideas. Human values.

CREDIT PHILOSOPHY

- Strong Capital Base
- Experienced People in Key Jobs
- Asset Quality Key in Compensation
- Portfolio Diversification
- Limit Setting
- Intense MIS Monitoring
- Maintaining Adequate Reserves

Asset Quality

	At or for the period:		
	9 Months Ending 9/30/07	12 Months Ending 12/31/06	12 Months Ending 12/31/05
Non performing loans to total loans	0.42%	0.33%	0.23%
Allowance for losses to total loans	0.92%	0.98%	1.08%
Allowance for losses to non accrual loans	221.25%	300.30%	481.02%
Net charge-offs to total loans	0.03%	0.02%	0.03%
Total delinquencies/ loans (30+)	0.73%	0.56%	0.43%
Loan loss provision (YTD)	$2.6 MM	$500k	$400k

NewAlliance Loan Portfolio (Summary)

September 2007 Month-End



Percentage of Loans
Consumer Loans 14%
Commercial Loans (C&I) 10%
Commercial Construction 4%
Commercial Mortgage (CRE) 21%
Residential Portfolio 51%



Portfolio Growth
$5,000,000,000
$4,000,000,000
$3,000,000,000
$2,000,000,000
January
February
March
April
May
June
July
August
September
October
November
December
2007
2006
2005

Total Exposure	$5,427,913,863
Portfolio Size	$4,674,951,112
% Growth YTD	22.33%
Delinquency	0.73%
Non Accrual	0.42%
Net Credit Losses YTD	0.03%
Number of Loans	44,222



Delinquency
1.00%
0.75%
0.50%
0.25%
0.00%
January
February
March
April
May
June
July
August
September
October
November
December
2007
2006
2005

NewAlliance Bancshares

Residential Portfolio Snapshot

September 2007 Month-End



Loan Type
3 YR. & 3/1
2%
FHA/VA
0.02%
15 YR bi-weekly
& 15/1
0.03%
PC LOANS
1.04%
10 YR & 10/1
9%
FIXED RATE
49%
5 YR & 5/1
26%
1 YR./ 7/1
13%
6 MO
0.46%



Portfolio Size
$2,600,000,000
$2,400,000,000
$2,200,000,000
$2,000,000,000
$1,800,000,000
$1,600,000,000
January
February
March
April
May
June
July
August
September
October
November
December
2007
2006

Total Exposure	$2,398,843,848
Portfolio Size	$2,398,843,848
% Growth YTD	24.59%
Delinquency	0.43%
Non Performing Loans	0.19%
Weighted Average FICO	749
Weighted Average Interest Rate	5.54%
Average Current LTV	49%
Average Loan	$169,040
Net Credit Losses YTD	0.00%
Number of Loans	14,191
Interest-only	$187,971,124
Interest-only % of Portfolio	7.90%



Delinquency
0.50%
0.40%
0.30%
0.20%
0.10%
January
February
March
April
May
June
July
August
September
October
November
December
2007
2006

NewAlliance Bancshares

Residential Portfolio Score Distribution

September 30, 2007 Month End



Residential (Purch+Organic)
25%
20%
15%
10%
5%
0%
6%
10%
84%
2%
1%
1%
2%
4%
6%
8%
10%
13%
19%
19%
15%
<600
600-619
620-639
640-659
660-679
680-699
700-719
720-739
740-759
760-779
780-799
800>

NewAlliance Bancshares

Residential Mortgage

September 2007 Month End



9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
Higher Risk Loans
Combination of low
FICO & high LTV
0.46%
800 Plus
780-799
760-779
740-759
720-739
700-719
680-699
660-679
640-659
620-639
600-619
575-599
550-574
500-549
000-500
FICO
a. <50%
c. 60%-69%
e. 80%-89%
g. 99%+
LTV

NewAlliance Bancshares

Residential Portfolio Snapshot

September 2007 Month-End



Total Purchased & Organic Property Types
NON-OWNER-OCCUPIED 2%
OWNER-MULTI-FAMILY 2%
SECOND-HOME 1%
OWNER-CONDO 9%
OWNER-SINGLE-FAMILY 86%

NewAlliance Bancshares

Home Equity Portfolio Snapshot

September 2007 Month-End



Loan Type
HELOAN 63%
HELOC 37%



Portfolio Size
$675,000,000
$625,000,000
$575,000,000
$525,000,000
$475,000,000
January February March April May June July August September October November December
2007
2006

Total Exposure	$992,832,271
Portfolio Size Total	$639,954,234
Delinquency	0.44%
Net Credit Losses YTD	-0.01%
Weighted Average FICO	747
Weighted Average Interest Rate	6.57%
% Growth YTD	12.18%
Current CLTV YTD	48.06%
Portfolio Current CLTV	44%
Average Loan	$44,281
Number of Loans	14,452



Delinquency
0.80%
0.60%
0.40%
0.20%
0.00%
January February March April May June July August September October November December
2007
2006

NewAlliance Bancshares

Vintage Loss Curve



All Consumer Loans Cumulative Loss Curves By Year Originated and Months on Book
0.200%
0.175%
0.150%
0.125%
0.100%
0.075%
0.050%
0.025%
0.000%
MOB
6
12
18
24
30
36
42
48
54
2001
2002
2003
2004
2005
2006

Total CRE Portfolio Snapshot

September 2007 Month-End

Total Exposure	$1,290,303,715
Principal Outstanding	$1,133,952,684
Current Unused Commitment	$156,351,031
% Growth YTD	18.04%
Delinquency	1.08%
Non Performing Loans	0.63%
Net Credit Losses YTD	-0.02%
* Non Recourse %	14.18%
Number of Loans	1,635
Concentration of Risk Base Capital	157.42%
Concentration of Risk Base Capital (incl. commitments)	179.13%



Total CRE
Construction to Perm 10%
CRE 83%
Residential Sub-Division 7%

CRE Portfolio Snapshot

September 2007 Month-End



CRE Portfolio w/Property Types
APARTMENTS 11%
MEDICAL 7%
All Others 5%
COMMERCIAL 3%
NON-PROFITS 2%
CHURCHES 2%
MIXED USE 12%
OFFICE 17%
GOLF 2%
MOTEL/HOTEL 1%
WAREHOUSE 18%
MOBILE HOME PARKS 1%
RETAIL 18%
CONDO 0.44%
LAND 1%

NewAlliance Bancshares

CRE Portfolio Snapshot

September 2007 Month-End


Average LTV with Original Appraisal and Current Balance
80%
70%
60%
50%
40%
30%
20%
10%
0%
Retail
Warehouse
Office
Mixed Use
Apartments
Medical
All Others
Commercial
Non-Profits
Churches
Golf
Motel/Hotel
Mobile Home Parks
Land
Condo

NewAlliance Bancshares

C&I Portfolio Snapshot

September 2007 Month-End

Total Exposure	**$708,915,605**
Principal Outstanding	**$465,181,922**
% Growth YTD	**33.53%**
Delinquency	**1.70%**
Non Performing Loans	**1.50%**
Weighted Average Risk Rating	**4.50**
Weighted Average Interest Rate	**7.40%**
Current Unused LOC Commit.	**$188,914,081**
Average LOC Commit.	**$299,218**
Average Usage for Period	**45.38%**
C & I Term Loans	**$251,398,638**
Average Term Loan	**$130,733**
Letters of Credit	**$22,521,598**
ACH	**$14,077,200**
Guidance Lines	**$18,220,804**
Net Credit Losses YTD	**0.14%**
Number of Loans	**4,015**



Loan Type
SBA Loans 4%
SBA Certificates 5%
Leases 3%
Term Loans 54%
Revolving 34%



Portfolio Size
$500,000,000
$460,000,000
$420,000,000
$380,000,000
$340,000,000
$300,000,000
January
February
March
April
May
June
July
August
September
October
November
December
2007
2006



Delinquency
4.50%
3.50%
2.50%
1.50%
0.50%
January
February
March
April
May
June
July
August
September
October
November
December
2007
2006

NewAlliance Bancshares

C&I Portfolio Snapshot

September 2007 Month-End



CML By NAICS Code
% of Total Exposure
Total Exposure
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$-
Manufacturing
Construction
Real Estate, Rental&Leasing
Wholesale Trade
Health Care & Social Assistance
Other Services
Retail Trade
Condominium Associations
Professional,Scientific&TechnicalSrvcs
Transportation & Warehouse
Arts, Entertainment&Recreation
Finance & Insurance
Administrative,Support&Waste Mgmt
Accommodation & Food Services
Ecucation Services
Public Administration
Unassigned
Information
Agriculture,Forestry,Fishing&Hunting
Management of Companies&Services
Mining
Utilities

NewAlliance Bancshares

2008 Credit Risk Mitigation Tactics

- Account Officers on GUARD
  - Intensified Criticized Asset Review process
  - "Buddy System" enhancing communication with Special Assets
- Portfolio and Loan Review
  - Concentration analysis and limit settings
  - Loan Review
- Portfolio Analytics/Monitoring and Credit Data Warehouse
  - Time-series and portfolio snapshot credit monitoring
  - Quarterly vintage analysis & portfolio level monitoring

Credit Risk Mitigation Tactics (continued)

- Bureau triggers (early warning system)
    - Financial & non-financial bureau trade line level indicators
    - Bankruptcy alert service (direct feed from bankruptcy courts every morning by 6AM)
  - Re-score existing retail and commercial loans (FICO, SBFE, Moody’s EDFs)
    - Bi-annual re-score and migration analysis
- Increased level of staff experience in Loan workout
  - Sale of high risk loans on case by case basis
- RMA E-mentor service (regionalized industry data for commercial lending)

Treasury Management

NewAlliance Bank

Capital ideas. Human values.

Investments 9/30/07

97%	**Agency or AAA**
69.7%	**Adjustable MBS**
0.12%	**30 year Fixed MBS**
3.7%	**10+ year Fixed MBS**
3.8%	**CMOs**
7.8%	**Agencies**

Durations 9/30/07

Loans	2.20 years
Investments	1.59 years
FHLB Advances	2.58 years

Interest Rate Risk Position 9/30/07

1 year Gap	-3.69%
NIM sensitivity +100 BP	-1.08%
NIM sensitivity -100 BP	-3.38%

NewAlliance Bancshares

Preserving and Creating Shareholder Value in Turbulent Times

December 2007

Disclaimer & Forward-Looking Statements

This presentation contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in market interest rates, loan prepayment rates, general economic conditions, legislation and regulation; changes in the monetary and fiscal policies of the U.S. Government including policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of the loan or investment portfolios; changes in deposit flows, competition and demand for financial services; changes in accounting principles and guidelines; the ability of the Company to successfully complete and integrate acquisitions; the pace of growth and profitability of possible de novo branches; the impact of additional equity awards yet to be determined; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company's operations, pricing and services.